UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 19, 2008

Commission File Number: 000-30354

CITY TELECOM (H.K.) LIMITED ———————————————————————————————————
(Translation of registrant’s name into English)

Level 39 Tower I, Metroplaza No. 223 Hing Fong Road Kwai Chung New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the "Company") is furnishing under cover of Form
6-K a circular to the shareholders of the Company relating to the Scrip Dividend
Scheme (the “Scheme”) in relation to the 2008 interim dividend.

On 19 May 2008, the Board announced the Company’s unaudited interim results for the six months ended 29 February 2008 and the 2008 interim dividend of HK$0.04 per share.  The register of members was closed from 4 June 2008 to 6 June 2008
(both days inclusive).  To rank for the 2008 Interim Dividend, all completed transfer forms, accompanied by the relevant share certificates, had to be lodged with the Company’s Share Registrar for registration not later than 4:30 p.m. on
3 June 2008.  The 2008 interim dividend will be distributed on or about 23July
2008 to shareholders of the Company whose names appeared on the register of members of the Company on the record date, i.e. 6 June 2008.  Those entitled shareholders may elect to receive the 2008 interim dividend in cash or new shares or partly in cash and partly in new shares.

A portion of the outstanding shares are held by the Bank of New York as
Depositary for the benefit of the American Depository Receipts (the “ADR”) (each representing 20 shares), of which are listed on the NASDAQ Stock Market in the
United States of America. Having taken into account of U.S. securities law requirements, the Company considers it would not be practicable to make the elective distribution under the Scheme available to ADR holders and has notified the Bank of New York accordingly. In the circumstances, the Bank of New York will distribute to ADR holders on the basis of the same determination as is made in Hong Kong in respect of the shares for which no election is made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

Date: 06/19/2008	By:	Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.99	Scrip Dividend Scheme in relation to the 2008 Interim Dividend